Transforming Patient Outcomes with Superior Vision Gains Corporate Presentation | April 2024 NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

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First-in-class VEGF-C/D TRAP intended for combination with standard of care anti-VEGF-A therapies Composition of Matter and Methods of Use Patents through 2034; opportunities to extend beyond 2034* Sozinibercept Has the Potential to Be the First Product in More Than 15 Years to Improve Visual Outcomes Addressing High Unmet Need Two Large Pivotal Trials Ongoing Substantial Market Opportunity Wet age-related macular degeneration (wet AMD) is the leading cause of vision loss in the elderly, impacting ~3.5 million patients in the US and Europe, despite wide use of anti-VEGF-A standard of care COAST enrollment complete as of Feb 2024; ShORe estimated 2Q CY2024 (96% enrolled as of 3 April 2024) Topline data from both trials expected mid-CY 2025 Superior Lead Asset Phase 2b demonstrated superiority in combination with SOC therapy, with well tolerated safety profile Sozinibercept has the potential to improve vision for millions of patients with wet AMD Multibillion dollar commercial opportunity in a growing market with an established clinical practice Sozinibercept developed for use in combination with any anti-VEGF-A; not competing with any approved therapy MOA – Mechanism of Action; SOC – Standard of care *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic) Proprietary Technology

Experienced Leadership Team Expertise and Track Record to Make a Positive Impact on the Retinal Community Fred Guerard, PharmD, MS Chief Executive Officer Peter Lang Chief Financial Officer Megan Baldwin, PhD, MAICD Founder, Chief Innovation Officer & Executive Director Judith Robertson Chief Commercial Officer Arshad M. Khanani, MD, MA, FASRS Managing Partner, Director of Clinical Research and Director of Fellowship at Sierra Eye Associates, and Clinical Professor at the University of Nevada, Reno School of Medicine Management Team Chief Medical Advisor Clinical Advisory Board Charles C. Wykoff, MD, PhD Director of Research, Retina Consultants of Texas, Chairman of Research and Clinical Trials Committee, Retina Consultants of America Tim Jackson, PhD, MB, ChB, FRCophth National Health Service, Consultant at Kings Hospital College Hospital, London Jason Slakter, MD Clinical Profession at New York University School of Medicine and partner at Vitreous Retina Macula Consultants of New York

Despite Treatment with Standard of Care Anti-VEGF-A Therapies, the Majority of Patients Achieve Suboptimal Vision Outcomes

Despite treatment with anti-VEGF-A therapy*

>45%	**do not achieve significant vision gains**
>60%	will have **persisting macular fluid**
25%	will have **further vision loss at 12+ months**

The majority[1] of patients
fail to achieve
20/40 vision

Most patients
cannot resume
routine daily activities, such as driving or reading

*Based on randomised, controlled clinical trial data; >45% fail to achieve ≥ 2 lines improvement in Best Corrected Visual Acuity (BCVA); Persisting fluid: SD-OCT CST ≥ 300 µM or Time-Domain OCT CST ≥ 250 µM

[1] Mettu PS, et al. Prog Retin Eye Res. 2021

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Sozinibercept, a Proprietary VEGF-C/D “Trap” Inhibitor, Has the Potential to Address the Limitations of Anti-VEGF-A Therapies The Problem The Solution Wet AMD is a multi-factorial disease. Treatment with VEGF-A inhibitors upregulates VEGF-C/D, driving angiogenesis and vascular permeability. When used in combination with any VEGF-A inhibitor, OPT-302 completely blocks VEGFR-2 and VEGFR-3 signaling. 1 Faricimab also has inhibitory effect on Ang-2. a Bevacizumab is used ’off-label’ for the treatment of neovascular (wet) AMD Faricimab (Vabysmo®)1

Published Evidence Supports Broader VEGF Pathway Inhibition with Sozinibercept VEGF-A and VEGF-C Induce Vascular Leakage/permeability# VEGF-A VEGF-C VEGF-C Stimulates Retinal Angiogenesis^ Circulating VEGF-C Levels Significantly Elevated in AMD Patients ⍭ Elevated VEGF-C in Aqueous Humor Following Anti-VEGF-A therapy in Wet AMD Patients* Additive Benefit of VEGF-A and VEGF-C/D Inhibition in Mouse Wet AMD Model ** ** Control AMD Plasma concentrations (pg/ml) 300 200 100 0 Control Antibody OPT-302 Aflibercept Aflibercept + OPT 302 CNVArea 70% 78% 91% * 0 200000 400000 600000 Aqueous Humor VEGF-C (pg/ml) 10 8 66% 6 5.4 6.9 8.9 4 2 0 Baseline 1 month 2 months Bevacizumab Bevacizumab ^Tammela et al., Nature Cell Biology, 2011; # Zhou et al. BMC Ophthalmology (2020) 20:15; # Cao et al,. Circ Res., 2004; ⍭ Lashkari et al, 2013 ARVO Annual Meeting, 4999-A0128; *Cabral et al,. 2018 Ophthalmology Retina (2018). VEGF-A VEGF-C VEGF-D

Novel MOA targeting VEGF-C/D Sozinibercept Targets VEGF-A, VEGF-B, & PlGF Targets VEGF-A, & Ang-2 Targets all isoforms of VEGF-A Sozinibercept Has the Potential to Be the First Therapy in More Than 15 Years to Improve Visual Outcomes in Patients with Wet AMD Targets VEGF-A, VEGF-B, & PlGF Targets all isoforms of VEGF-A Targets isoform-specific VEGF-A165 inhibition Sozinibercept has demonstrated strong clinical evidence of superior patient visual outcomes Improved Efficacy 2004 2006 2011 2022 off-label FDA APPROVAL Legend: Jackson, Timothy L., et al. “A randomized controlled trial of OPT-302, a VEGF-C/D inhibitor for neovascular age-related macular degeneration.” Ophthalmology, vol. 130, no. 6, June 2023, pp. 588–597, https://doi.org/10.1016/j.ophtha.2023.02.001.; MOA – Mechanism of Action 2023 2019

Branded VEGF-A Inhibitors Sozinibercept Builds on Wet AMD Market as a Potential Combination Therapy with Any VEGF-A Inhibitor Potential Addressable wAMD Market ~$9B ~$5B* Sozinibercept *potential market size assuming branded pricing ~35% of patients receive off-label AVASTIN® Global wAMD Revenues of Anti-VEGF-A Inhibitors ~$14B Branded VEGF-A Inhibitors Biosimilar / Off-label Biosimilars / Off-label

PROGRAM DEVELOPMENT PHASE ANTICIPATED MILESTONES PROGRAM RESEARCH / PRECLINICAL PHASE 1 PHASE 2 PHASE 3 ANTICIPATED MILESTONES Wet Age-Related Macular Degeneration (Wet AMD) Sozinibercept For use in combination with anti-VEGF-A therapies Complete enrollment of pivotal trials: Q2 CY 2024 Topline data: mid-CY 2025 Diabetic Macular Edema (DME) Sozinibercept For use in combination with anti-VEGF-A therapies Phase 3 ready Co-formulation (Sozinibercept + VEGF-A Inhibitor) Sozinibercept Co-formulation with VEGF-A Inhibitor Feasibility underway Long-term Value Opportunities for Sozinibercept Main Patent Family Extends through 2034, with Expansion Opportunities Beyond 2034* *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic)

Near-term Focus Is on Sozinibercept Phase 3 Execution
Pivotal Program Design Informed by Phase 2b and Optimized for Success

Completed Phase 1-2 Trials

Phase 2b (n=366)
Treatment **naïve** wet AMD

OPT-302: 6 x monthly dosing
Comparator: Ranibizumab (monthly)

Phase 1b/2a (n=153)
Prior-treated DME

OPT-302: 3 x monthly dosing
Comparator: Aflibercept (monthly)

Phase 1/2a: (n=51)
Treatment Naïve/Prior-treated wet AMD

OPT-302 + Ranibizumab:
3 x monthly dosing

Ongoing Phase 3 Trials

Topline data from both trials anticipated in mid-CY 2025

Enrollment Complete	Anticipated CY 2Q 2024
COAST Phase 3 - wet AMD (treatment naïve) n=~990	**ShORe** Phase 3 - wet AMD (treatment naïve) n=~990
Comparator: **Aflibercept (Eylea®)** once every two months after three monthly doses	**Comparator:** **Ranibizumab (Lucentis®)** once every month
Standard Dosing: OPT-302 once every month **Extended Dosing:** OPT-302 once every two months after three monthly doses	**Standard Dosing:** OPT-302 once every month **Extended Dosing:** OPT-302 once every two months after three monthly doses

Ranibizumab (Lucentis®); Aflibercept (Eylea®)

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Phase 2b Wet AMD Trial Overview


Treatment naïve patients with neovascular AMD
Screening
Key Inclusion Criteria
• Active CNV ≥50% lesion, classic / minimally classic / occult
• BCVA ≥ 25 and ≤ 60 letters
Key Exclusion Criteria
• Subfoveal fibrosis or >25% of total lesion
• Haemorrhage >50% total lesion
• Other clinically significant ocular disease
Randomised (n=366)
Allocation
ITT Population
sham + 0.5 mg ranibizumab IVT Q4W x 6 n=121
OPT-302 0.5 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=122
OPT-302 2.0 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=123
Follow-up
Completed Study n=116 (95.9%)
Completed Study n=112 (91.8%)
Completed Study n=120 (97.6%)
Analysis
mITT Population
Analysed n=119
Analysed n=122
Analysed n=121

CNV – choroidal neovascularisation; IVT – intravitreal; Q4W – once very 4 weeks; ITT – Intent to Treat Population, all participants who were randomised into the study irrespective of whether study medication was administered or not; Safety Population - all participants in the ITT but excluding those who did not receive at least one dose of study medication; mITT – Modified ITT Population, all participants in the Safety Population but excludes any participant without a Baseline VA score and/or any participant who did not return for at least one post-baseline visit

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Phase 2b Primary and Secondary Endpoints Select Pre-specified Subgroups Primary Endpoint Key Secondary Endpoints Mean change from baseline in BCVA at week 24 Proportion of patients gaining ≥15 letters from baseline at week 24 Change in central subfield thickness (CST) from baseline at week 24 Change in intra-retinal and sub-retinal fluid from baseline to week 24 Safety and tolerability Predominantly classic, minimally classic, & occult lesions (Stratification Factor) Retinal Angiomatous Proliferation (RAP) detected/not detected at baseline Polypoidal Choroidal Vasculopathy (PCV) detected/not detected at baseline

Phase 2b Trial Demographics and Baseline Characteristics

Demographic/Baseline Disease Characteristic		Sham + ranibizumab n=121	0.5 mg OPT-302 + ranibizumab n=122	2.0 mg OPT-302 + ranibizumab n=123
Mean Age – years ± SD		76.1 ± 9.48	78.8 ± 8.16	77.8 ± 8.82
Sex – n (%)	Male	48 (39.7%)	49 (40.2%)	45 (36.6%)
	Female	73 (60.3%)	73 (59.8%)	78 (63.4%)
Caucasian Race – n (%)		117 (99.2%)	119 (99.2%)	117 (97.5%)
Mean Visual Acuity (BCVA) – letters ± SD		50.7 ± 10.21	51.1 ± 8.96	49.5 ± 10.26
Mean Total Lesion Area - mm² ± SD		6.08 ± 3.21	6.48 ± 3.30	6.62 ± 3.39
Lesion Type	Predominantly classic – n (%)	15 (12.4%)	15 (12.3%)	16 (13.0%)
	Minimally classic – n (%)	53 (43.8%)	51 (41.8%)	53 (43.1%)
	Occult - n (%)	53 (43.8%)	56 (45.9%)	54 (43.9%)
	PCV detected[1] – n (%)	20 (16.5%)	24 (19.7%)	22 (17.9%)
	RAP detected[2] – n (%)	15 (12.7%)	22 (18.5%)	14 (11.8%)
Mean central subfield thickness (CST) - mm ±SD		412.10 ± 110.62	425.18 ± 120.45	414.12 ± 123.25
Sub-retinal fluid (SRF) present – % participants		89.3%	84.4%	87.8%
Intra-retinal cysts present – % participants		57.9%	63.9%	56.1%

Intent-to-Treat (ITT) population; SD: standard deviation; BCVA: Best Corrected Visual Acuity. [1]PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography. [2]RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography.

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Sozinibercept 2.0 mg Combination Therapy Demonstrated Superiority in Visual Acuity over Ranibizumab Monotherapy Jackson, Timothy L., et al. “A randomized controlled trial of OPT-302, a VEGF-C/D inhibitor for neovascular age-related macular degeneration.” Ophthalmology, vol. 130, no. 6, June 2023, pp. 588–597, https://doi.org/10.1016/j.ophtha.2023.02.001. Sham + 0.5 mg ranibizumab (n=119) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=121) 0.5 mg OPT-302 + 0.5 mg ranibizumab (n=122) Mean Change in BCVA (SEM) (Letters) Δ = +3.4 (p=0.0107) 20 15 10 5 0 0 4 8 16 20 24 12 Weeks Total Patient Population +14.2 +10.8 Phase 2b Primary Endpoint Achieved

Best Responding Phase 2b Patients Represents Primary Analysis Population in the Pivotal Phase 3 Trials to Maximize Probability of Success Sham + 0.5 mg ranibizumab (n=87) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=88) +10.3 +16.1 Δ = +5.7 p = 0.0002* Occult & Minimally Classic Lesions (RAP Absent) *Unadjusted p-value Phase 2b demonstrated superior efficacy of +5.7 letter gain over standard of care, based on a pre-determined analysis This patient population (minimally classic & occult) represents ~75% of Wet AMD patients 0 4 8 12 16 20 24 0 5 10 15 20 Weeks M e a n c h a n g e i n B C V A ( S E M ) ( l e t t e r s ) Mean Change in BCVA (SEM) (Letters)

Control Arm in Phase 2b Overperformed MARINA Trial at Week 24 in in Similar Lesion Type Patient Population

Mean Change in BCVA from Baseline at Week 24 – OPT-302 Phase 2b vs. MARINA Trial
Occult and Minimally Classic Lesions


16.1
+5.7 Letter Gain
Over Standard of Care
OPT-302 + Ranibizumab
Ranibizumab
10.3
6.5
OPT PHASE 2B
OPT PHASE 2B
MARINA

Trial:	OPT PHASE 2B	OPT PHASE 2B	MARINA
Treatment:	OPT-302 2.0 +Ran 0.5 q4w	SHAM +Ran 0.5 q4w	Ran 0.5 q4w
Number of Patients:	88	87	240
Baseline BCVA in Letters:	50.5	50.5	53.7

MARINA was a Phase 3 registrational trial. Baseline BCVA values across trials vary. Number of patients randomised to treatment group (n, bottom table). Mean change in Best Corrected Visual Acuity (BCVA) from baseline shown in ETDRS letters (top of bars).

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Wet AMD Lesion Types Differ in Vessel Location, Leakiness, and Responsiveness to VEGF-A Inhibitors LEAST RESPONSIVE to VEGF-A inhibition MODERATELY RESPONSIVE to VEGF-A inhibition HIGHLY RESPONSIVE to VEGF-A inhibition Predominantly Classic MINIMALLY CLASSIC OCCULT ~75% of Wet AMD Patients Have Occult or Minimally Classic Lesions

Reduced Retinal Thickness and Better Retinal Drying With Combination Therapy in Occult & Minimally Classic (RAP Absent) Patients Mean Change in CST Baseline to Week 24 Sham + 0.5 mg ranibizumab 2.0 mg OPT-302 + 0.5 mg ranibizumab % of Participants with IR Cysts at Week 24 % of Participants with SRF at Week 24 % Participants -180 -140 -100 -60 86 -133.5 85 -126.8 Mean Change in CST (SEM) (µm) 0 20 40 88 14.8 87 18.4 0 20 40 86 19.8 85 28.2 % Participants mITT; as observed; top of bar – statistic, bottom of bar – n. CST: Central Subfield Thickness; SRF: Subretinal fluid; IR: Intra-retinal.

Greater CNV and Lesion Regression With Combination Therapy in Occult & Minimally Classic (RAP Absent) Patients mITT; as observed; top of bar – statistic, bottom of bar – n. CNV: Choroidal Neovascular. Mean Change in Total Lesion Area at Week 24 Mean Change in CNV Area at Week 24 -6 -4 -2 0 81 -4.4 80 -3.5 Mean Change in Total Lesion Area (SEM) (mm2) -6 -4 -2 0 81 -5.0 80 -3.9 Mean Change in CNV Area (SEM) (mm2) Sham + 0.5 mg ranibizumab (n=80) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=81)

Sozinibercept Further Demonstrated Superior Vision Gains in a Pre-Specified Subgroup of PCV Lesion Patients Sham + 0.5 mg ranibizumab (n=20) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=22) Δ +6.7 p = 0.0253* 0 5 10 15 20 22 13.5 20 6.9 Mean Change in BCVA (SEM) (Letters) Polypoidal Choroidal Vasculopathy (PCV) is a difficult-to-treat wet AMD subtype; it is often described as the most prevalent form of wet AMD worldwide PCV is highly prevalent in Asian populations (up to ~60%), while ~8-13% prevalence in Caucasians Phase 3 ShORe and COAST trials enrolled patients with PCV1 PCV Lesions *Unadjusted p-value 1 Evaluated by color FP, FA and SD-OCT

Pooled Safety for Completed OPT-302 Trials Combination Therapy Well Tolerated and Comparable to Standard of Care Monotherapy N Participants (%) OPT-302 Any dose* N=399 (N=1,842 injections) OPT-302 2.0 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Ocular TEAEs - Study Eye – related to study product(s) 41 (10.2%) 22 (8.4%) 20 (11.8%) Ocular TEAEs - Study Eye – Severe 4 (1.0%) 2 (0.8%) 2 (1.2%) Intraocular inflammation – Study Eye 71,2,3 (1.8%) 31 (1.1%) 31 (1.8%) Participants with AEs leading to treatment discontinuation 42,4-6 (1.0%) 14 (0.4%) 27,8 (1.2%) Any APTC event 44,5,9,10 (1.0%) 35,9,10(1.1%) 211,12 (1.2%) Deaths 210,13 (0.5%) 210,13 (0.8%) 214,15 (1.2%) 1Transient anterior chamber cell (trace 1-4 cells); 2 SAE of endophthalmitis, with AE’s of hypopyon and anterior chamber cell (n=1; 0.5 mg); 3 SAE of vitritis (n=1; 0.5 mg); 4Non-fatal myocardial infarction; 5Cerebrovascular accident; 6Enteritis; 7Abdominal pain; 8Increased IOP; 9 Non-fatal angina pectoris; 10Fatal congestive heart failure/myocardial infarction; 11Non-fatal arterial embolism; 12Embolic stroke; 13Metatstaic ovarian cancer; 14 Pneumonia; 15 infective endocarditis. * Any dose (OPT-302 0.3 mg, 1 mg or 2 mg)

N Participants (%) OPT-302 Any dose* N=399 (N=1,842 injections) OPT-302 2.0 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Intraocular Inflammation1 7 (1.8%) 3 (1.1%) 3 (1.8%) OPT-302-1001 (Phase 1/2a wet AMD) 2 0 0 Uveitis with anterior chamber cell 1+ 1 0 0 Uveitis with anterior chamber cell 2+ 1 0 0 OPT-302-1002 (Phase 2b wet AMD) 3 1 2a Endophthalmitis with anterior chamber 1+ and hypopyon 1 0 0 Vitritis 1 0 0 Anterior chamber cell, trace 1 1 2a OPT-302-1003 (Phase 1b/2a DME) 2b 2b 1 Iritis with keratic precipitates and anterior chamber cell 2+ 1 1 0 Iritis with anterior chamber cell 2+ 0 0 1 Anterior chamber cell 4+, associated with cataract extraction/ intraocular lens implant and hyphema 1b 1b 0 Very Low Intraocular Inflammation Observed in Combination Therapy Study Eye Across Completed OPT-302 Trials Safety population 1AEs observations considered to be indicative of intraocular inflammation, defined prior to database lock aObserved during ophthalmic examination, but not reported as TEAEs bConsidered associated with lens extraction and not reported as TEAEs

Phase 3 Clinical Program Is Informed by Phase 2b Results and Optimized for Success Hierarchical primary analysis first conducted in the high-responding occult and minimally classic population (RAP absent), followed by total patient population Two robust pivotal trials studying sozinibercept in combination with Eylea® and Lucentis® in treatment naïve patients with wet AMD Phase 3 designed to support broad label for use in combination with any VEGF-A inhibitor for all wet AMD patients (treatment naïve and prior treated)

Phase 3 Wet AMD Trials COAST and ShORe Are Well Advanced

Complete Enrollment Anticipated in Q2 CY2024 | Topline Data Mid-CY2025

Design	• Multi-center, double-masked, randomized (1:1:1), sham control • Treatment naïve wet AMD patients
Sample Size	• ~990 per trial • ~330 patients per arm: 2 mg sozinibercept q4w & q8w, or sham control
Comparators	• 2 mg Eylea® q8w (COAST) & 0.5 mg Lucentis® q4w (ShORe)
Regulatory Quality	• ~90% power, 5% type I error rate

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Phase 3 Primary and Secondary Endpoints Primary Efficacy Endpoint at Week 52 to Support BLA Submission Primary Endpoint Key Secondary Endpoints (Baseline to Week 52) Mean change from baseline in BCVA at week 52 Proportion of participants gaining ≥15 letters Proportion of participants gaining ≥10 letters Change in choroidal neovascularization area Proportion of participants with absence of both sub-retinal fluid and intra-retinal cysts

Phase 3 Trial Design Supports Potential Broad Label for Use With Any Anti-VEGF-A Therapy

COAST

Wet AMD
Tx-Naïve Patients
N=~990

Enrollment Complete

Efficacy Phase

Loading Doses (12w)	Maintenance Dosing (40w)
Aflibercept + Sozinibercept q4w	Aflibercept q8w + **Sozinibercept q4w**
Aflibercept + Sozinibercept q4w	Aflibercept q8w + **Sozinibercept q8w**
Aflibercept + Sham q4w	Aflibercept q8w + Sham q4w

Primary Efficacy Endpoint Week 52 ›› **Safety Follow-up Week 100**

ShORe

Wet AMD
Tx-Naïve Patients
N=~990

Anticipated 2Q CY24

Efficacy Phase

Loading Dosing (12w)	Maintenance Dosing (40w)
Ranibizumab + Sozinibercept q4w	Ranibizumab q4w + **Sozinibercept q4w**
Ranibizumab + Sozinibercept q4w	Ranibizumab q4w + **Sozinibercept q8w**
Ranibizumab + Sham q4w	Ranibizumab q4w + Sham q4w

Primary Efficacy Endpoint Week 52 ›› **Safety Follow-up Week 100**

Standard of care administered according to approved dosing schedule: **aflibercept** (2.0 mg IVT q8w after 3 loading doses) and **ranibizumab** (0.5 mg IVT q4w after 3 loading doses). Sozinibercept dosed at 2.0 mg. Note that Sham administered at visits when sozinibercept is not administered. Maintenance dosing continued through end of the safety follow-up.

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Advancing Bold Therapeutic Innovations to Transform Patient Outcomes with Superior Vision Gains We are dedicated to advancing sozinibercept to improve patients’ visual outcomes Clinical Milestones Manufacturing Scale-up Regulatory Preparations Commercial Readiness Complete enrollment in 2nd Phase 3 trial (ShORe) in Q2 CY2024 Mid-CY2025 topline data from both pivotal Phase 3 studies FDA Fast Track designation allows rolling submission of completed BLA modules Production of validation batches supportive of BLA filing and launch Strengthen medical expert engagement and develop market access strategy Complete development of product launch plan Next Steps

Financial Snapshot & Corporate Activities Financial Overview Ticker OPT (ASX/NASDAQ) Shares Outstanding1 662.8M (Ordinary)/ 82.9M (ADSs equivalents) Cash/Cash Equivalents1 US$157.1M Offices Melbourne, Australia Princeton, NJ Development Funding Agreement (DFA) Total funding drawn under DFA: US$170M Provides non-dilutive funding for development of sozinibercept If sozinibercept is approved, repayment split between fixed payments and variable payments at 7% of revenues, capped at 4x investment No amounts owed if the clinical trials do not meet the primary endpoint or if regulatory approval is not received 1 As of December 31, 2023

Addressing unmet medical need of improved efficacy in large wet AMD patient population in a potential ~$14B market 1 Sozinibercept Is Not Competing with Any Approved Drug Differentiated Combination Approach Targeting Better Visual Outcomes Drives Commercial Value First and only therapy to have demonstrated superior visual outcomes over anti-VEGF-A therapy with a novel and highly differentiated MOA Only asset in near or long-term pipeline with potential to disrupt treatment paradigm on basis of efficacy in wet AMD Concentrated prescriptions in U.S. enables potential self-commercialization opportunity with lean and targeted organization 2 3 4 MOA – Mechanism of Action

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